Trans-Orient Petroleum Files First Quarter Results

December 18, 2008, Vancouver, B.C. -- Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF) announces that it has filed the Company’s unaudited consolidated financial statements and the accompanying management’s discussion and analysis for the period ending October 31, 2008, as required pursuant to National Instruments 51-101 and 51-102. Copies of these documents can be obtained electronically at www.sedar.com or through the Company’s website at www.transorient.com.

Trans-Orient CEO Garth Johnson said, “As we approach the end of 2008, Trans-Orient has achieved several milestones over the past year, creating value and a solid foundation for growth. We are ending 2008 with a number of high-impact conventional and unconventional exploration prospects identified within our New Zealand acreage, and have confirmed our first two prospects for drilling in late 2009 to target conventional Miocene prospects as well as the deeper Waipawa and Whangai Fractured Oil Shales. The Company has sufficient working capital to conduct our business for the foreseeable future and although it is difficult to predict what the final impact of the global financial crisis will be, we feel that the steps we have taken will allow us to maximize the value of our assets in the coming years.”

About Trans-Orient:

Trans-Orient Petroleum Ltd. is a Canadian-based, Australasian-focused company with significant interests in the East Coast Basin of New Zealand. This high-potential unconventional oil and gas frontier encompasses the main play area where Trans-Orient is targeting fractured-shale oil and gas source-rock formations.

Contact:
Garth Johnson, CEO
+1.604.682 -6496
http://www.transorient.com/

Forward-Looking Statements:

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, farm-outs, relinquishments, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.

The TSX Venture Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the content of this news release.